Exhibit 99.16

STATE OF CALIFORNIA DEPARTMENT OF PUBLIC HEALTH MANUFACTURED CANNABIS SAFETY BRANCH California Department of Public Health P.O. Box 997377, MS-7606 Sacramento, CA 95899-7377 Asif A. Maan Ph.D. Chief, Manufactured Cannabis Safety Branch Asif A. Maan Ph.D. Asif A. Maan Ph.D. Asif A. Maan Ph.D. Asif A. Maan Ph.D. Asif A. Maan Ph.D. Asif A. Maan Ph.D. Asif A. Maan Ph.D. Asif A. Maan Ph.D. Asif A. Maan Ph.D. Asif A. Maan Ph.D. Asif A. Maan Ph.D. Asif A. Maan Ph.D. Asif A. Maan Ph.D. Asif A. Maan Ph.D. Asif A. Maan Ph.D. Asif A. Maan Ph.D. Asif A. Maan Ph.D. Asif A. Maan Ph.D. Asif A. Maan Ph.D. Asif A. Maan Ph.D. Asif A. Maan Ph.D. Asif A. Maan Ph.D. Asif A. Maan Ph.D. Asif A. Maan Ph.D. Asif A. Maan Ph.D. ANNUAL MANUFACTURING LICENSE LICENSE NUMBER: LICENSE TYPE: The licensee named herein is authorized to manufacture cannabis products at the licensed premises listed herein through the expiration date of this license. This annual license issued is in accordance with the provisions of Division 10 of the California Business and Professional Code and is not transferable to any other person or premises. The licensee is required by law to notify the Manufactured Cannabis Safety Branch of changes pertaining to this license. This license shall always be displayed in a prominent place at the licensed premises. This license shall be subject to suspension or revocation by the California Department of Public Health if it is found that manufacturing operation is in violation of Division 10 of the Business and Professions Code or regulations adopted thereunder. LICENSEE: EFFECTIVE DATE: EXPIRATION DATE: LICENSED PREMISES: